                      AMENDMENT TO SUB-ADVISORY AGREEMENT

     This Amendment to the Sub-Advisory Agreement ("Agreement") dated January 30, 1998, between WM Advisors, Inc. ("WM Advisors"), a corporation organized under the laws of the state of Washington, and Janus Capital Corporation (the "Sub-Advisor"), a corporation organized under the laws of the state of Colorado, is effective as of December 7th, 1999.

                                   AMENDMENT

     WHEREAS, Sub-Advisor furnishes investment advisory and management services to the Growth Fund ("Fund"), a portfolio of WM Variable Trust, pursuant to the Agreement;

     NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Amendment as follows:

     1. Section 6 of the Agreement is hereby deleted and replaced with the following:

        In consideration of the services rendered pursuant to this Agreement, WM Advisors will pay the Sub-Advisor on the first business day of each month the pro rata portion attributable to the Fund (based on the ratio of the Fund's average daily net assets to the combined average daily net assets, including cash and cash equivalents, of the Fund and the Growth Fund of WM Trust II ("Combined Assets")) of a fee for the previous month at the annual rate of .55% of Combined Assets of less than $25 million, .50% of Combined Assets equal to or in excess of $25 million but less than $500 million, and .45% of Combined Assets equal to or in excess of $500 million. Upon any termination of this Agreement before the end of a month, the fee for such part of that month shall be prorated according to the proportion that such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to the Sub-Advisor, the value of the Fund's net assets shall be computed at the times and in the manner specified in the Fund's Prospectus or Statement of Additional Information relating to the Fund as from time to time in effect.

        With respect to the period from July 1, 1999, until the date of this Amendment, WM Advisors shall calculate the difference between the fee payable under the Agreement before this amendment and the fee that would have been payable had this amendment been in effect as of July 1, 1999. WM Advisors shall retain fees otherwise payable after the date of this amendment in such amount, until such amount is recouped by WM Advisors. Thereafter, WM Advisors shall pay the fees specified herein.

     2. WM Advisors represents and warrants that approval of the Fund's shareholders is not required for this amendment; that the Trustees of WM Variable Trust have authorized this amendment, and that WM Advisors is duly authorized to execute this amendment. All other terms of the Agreement shall remain in full force and effect.

     3. Sub-Advisor shall continue to provide the same quality and quantity of services as previously provided pursuant to the Agreement, provided that this shall not be interpreted to imply that the same level of investment performance results previously achieved will be achieved in the future.

     IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the effective date referenced above.

WM ADVISORS, INC.



By:  /s/ WILLIAM G. PAPESH
   --------------------------------

Name:  William G. Papesh
Title: Pres.

JANUS CAPITAL CORPORATION



By:  /s/ BONNIE M. HOWE
   --------------------------------

Name:  Bonnie M. Howe
Title: Assistant Vice President

                     [JANUS CAPITAL CORPORATION LETTERHEAD]

December 15, 1999

VIA FEDERAL EXPRESS
-------------------

Mr. Joe King
WM Advisors, Inc.
1201 3rd Avenue, Suite 1220
Seattle, Washington 98101

Dear Mr. King:

Enclosed for your records are fully executed copies of each of the revised amendments to the Sub-Advisory Agreements between WM Advisors, Inc. and Janus Capital Corporation. We have retained an original of each amendment for our files.

If you have any questions or if I can be of additional assistance, please call me at (303) 336-7995.

Sincerely,

/s/ BONNIE M. HOWE
------------------
Bonnie M. Howe
Associate Counsel

BMH:vm

Enc.

cc:  Alisa Aceto
     Dave Agostine
     John Mari
     Emily Reistad (w/o enc.)